October 5, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed April 3, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed August 11, 2023
Form 8-K, Furnished August 10, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2023, with respect to Form 10-K for the Fiscal Year Ended December 31, 2022 (“Form 10-K”), Form 10-Q for the Quarterly Period Ended June 30, 2023 (“Form 10-Q”) and Form 8-K Furnished August 10, 2023 (“Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 71

1.
We note the disclosure in your September 6, 2023 press release of your hashrate capacity and the items impacting the changes in your hashrate. In future filings, please expand your discussion to explain the interrelationships between the bitcoin price, the size of the computing power on the bitcoin network (hash rate), the difficulty, halvening, and the mining rewards and fees and revenues. Consider including, if applicable, a discussion regarding your daily average GPUs and their average hashrate and difficulty for each of the periods presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

RESPONSE:  We note the Staff’s comment and respectfully direct the Staff to the following excerpt on pages 32-34 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, under the headings “Trends and Other Factors Impacting Our Performance – Bitcoin Adoption and Network Hash Rate and Hash Price,” which we believe explain the interrelationships between Bitcoin price, network hash rate, mining difficulty, the upcoming halving, and mining rewards, transaction fees, and revenues. We will consider expanding this disclosure in future filings. We do not use GPUs to mine for Bitcoin.

“Trends and Other Factors Impacting Our Performance

General Digital Asset Market Conditions

The market price of Bitcoin has historically and recently been volatile. For example, the price of Bitcoin ranged from a low of approximately $15,000 to a high of approximately $48,000 during 2022 and has ranged from approximately $17,000 to approximately $31,000 year-to-date as of August 7, 2023. During 2022 and more recently in 2023, a number of companies in the crypto assets industry have declared bankruptcy, including, but not limited to, Core Scientific, Celsius Network LLC, Voyager Digital, Three Arrows Capital, BlockFi, FTX Trading Ltd., and Genesis Holdco. Such bankruptcies have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. To date, aside from the general decrease in the price of Bitcoin and in our and our peers stock price that may be indirectly attributable to the bankruptcies in the crypto assets industry, we have not been indirectly or directly materially impacted by such bankruptcies. As of the date hereof, we have no direct or material contractual relationship with any company in the crypto assets industry that has experienced a bankruptcy. Additionally, there has been no impact on our hosting agreement or relationship with Foundry Digital, LLC (“Foundry”) or trading activities conducted with Genesis Global Trading, Inc. (“Genesis Trading”), an entity regulated by the New York Department of Financial Services and the SEC, that engages in the trading of our mined Bitcoin. The hosting agreement with Foundry is performing in line with our expectations, and on February 6, 2023, we entered into a new hosting agreement to replace the existing hosting agreement with Foundry which, among other things, extended the agreement term to two years with no unilateral early termination option and made amendments to certain profit-sharing components. The recent bankruptcy of Genesis Holdco, which is affiliated with the parent entity of Foundry and Genesis Trading, has not materially impacted the original or currently existing hosting arrangement, nor has it impacted trading activities with Genesis Trading. Additionally, we have had no direct exposure to Celsius Network LLC, First Republic Bank, FTX Trading Ltd., Signature Bank, Silicon Valley Bank, or Silvergate Capital Corporation. We continue to conduct diligence, including into liquidity or insolvency issues, on third parties in the crypto asset space with whom we have potential or ongoing relationships. While we have not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that our counterparties will not experience liquidity or insolvency issues in the future.

We safeguard and keep private our digital assets, including the Bitcoin that we mine, by utilizing storage solutions provided by Anchorage, which requires multi-factor authentication. While we are confident in the security of our digital assets held by Anchorage, given the broader market conditions, there can be no assurance that other crypto asset market participants, including Anchorage as our custodian, will not ultimately be impacted. Further, given the current conditions in the digital assets ecosystem, we are liquidating our mined Bitcoin often, and generally at multiple points every week through Anchorage. We continue to monitor the digital assets industry as a whole, although it is not possible at this time to predict all of the risks stemming from these events that may result to us, our service providers, our counterparties, and the broader industry as a whole. We cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of participants in the crypto asset space. See “Risk Factors—Crypto Asset Mining Related Risks—Our crypto assets may be subject to loss, damage, theft or restriction on access. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible—” in the 2022 Form 10-K filed on April 3, 2023, for additional information.

Bitcoin Price Volatility

The market price of Bitcoin has historically and recently been volatile. After our initial public offering, the price of Bitcoin dropped over 75%, resulting in an adverse effect on our results of operations, liquidity and strategy, and resulting in increased credit pressures on the cryptocurrency industry. Since then, Bitcoin has recovered approximately 100%. Our operating results depend on the value of Bitcoin because it is the only crypto asset we currently mine. We cannot accurately predict the future market price of Bitcoin and, as such, we cannot accurately predict potential adverse effects, including whether we will record impairment of the value of our Bitcoin assets. The future value of Bitcoin will affect the revenue from our operations, and any future impairment of the value of the Bitcoin we mine and hold for our account would be reported in our consolidated financial statements and results of operations as charges against net income, which could have a material adverse effect on the market price for our securities.

Bitcoin Adoption and Network Hash Rate

Since its introduction in 2008, Bitcoin has become the leading cryptocurrency based on several measures of adoption: total value of coins in circulation, transactions, and computing power devoted to its protocol. The total value of Bitcoin in circulation was approximately $567 billion as of July 27, 2023, over twice that of Ethereum at $228 billion, the second largest cryptocurrency. Bitcoin cumulative transactions have increased from one transaction on January 7, 2009, to 870 million transactions through July 27, 2023. Transactions in Bitcoin greatly surpassed the approximately 30 million Ethereum transactions through July 27, 2023. As the adoption of Bitcoin has progressed, the computing power devoted to mining for it has also increased. This collective computing power is referred to as "network hash rate". Bitcoin network hash rate has risen from nearly zero at inception to 359 EH/s as of July 27, 2023, as Bitcoin price has risen from its initial trading price of $0.0008 in July 2010 to approximately $29,000 as of July 27, 2023. The actual number of mining computers hashing at any given time cannot be known; therefore, the network hash rate, at any given time, is approximated by using "mining difficulty."

The term difficulty refers to the complexity of the mathematical problems that the miners solve and is adjusted up or down automatically after 2,016 blocks (an "epoch") have been mined on the network. Difficulty on July 27, 2023, was 52.3 trillion, and it has ranged from one to 53.9 trillion. Generally speaking, if network hash rate has moved up during the current epoch, it is likely that difficulty will increase in the next epoch, which reduces the award per unit of hash rate during that epoch, all else equal, and vice versa. Deriving network hash rate from difficulty requires the following equation: network hash rate is the product of a) blocks solved over the last 24 hours divided by 144, b) difficulty, c) 2^32, divided by 600 seconds.

Embedded in the Bitcoin source code is an upper limit of 21 million for the quantity of Bitcoin that can ever be mined or in circulation, which means that the currency is finite, unlike fiat currencies. Through the end of the second quarter of 2023, approximately 19 million Bitcoins have been mined, leaving approximately 2 million left to be mined. The year in which the last Bitcoin is expected to be mined is 2140. Every four years there is an event called a halving where the coins awarded per block is cut in half. Whereas today the reward for adding a block to the blockchain is currently 6.25 Bitcoins, it is estimated that in April 2024, the award per block will be reduced to 3.125 Bitcoins. Each day there are approximately 144 blocks awarded to the entirety of the global Bitcoin network. While network hash rate has been somewhat cyclical over short periods of time, since the creation of Bitcoin, as network hash rate has increased over time through a combination of an increased number of network participants, an increased quantity of miners hashing, and more efficient miners with faster processing speeds hashing, competition for block awards has increased.

Hash Price

There are three critical drivers of revenue per unit of hash rate in the Bitcoin mining industry (using terahash as the unit of hash rate): Bitcoin price, difficulty, and Bitcoin transaction fees. Hash price is the nexus of those terms and is equivalent to revenue per terahash per day. Hash price was $0.072 on July 27, 2023, compared to the average year-to-date hash price of $0.075, and compared to the five-year, one year, 2022, and 2021 average hash prices of $0.18, $0.08, $0.12, and $0.31, respectively. The five-year high price was May 5, 2018, when hash price was at $0.62. The five-year low hash price was November 21, 2022, ten days after the bankruptcy filing of FTX Trading Ltd. and certain of its subsidiaries, when hash price reached $0.056. We estimate that the average global Bitcoin network breakeven hash price required to cover operating costs is between $0.06 to $0.10, which assumes operating expenses of $60 to $70 per MWh, annual fixed expenses of $1 to $5 million per EH/s, and network efficiency of 40 to 50 J/TH. We believe that the majority of network hash rate was operating at or below breakeven operating costs during the last six months.

In addition to mining for new Bitcoin, we are also paid transaction fees in the form of Bitcoin for processing and validating transactions. From November 2021 to April 2023, transaction fees averaged approximately 1.8% of a block subsidy. However, transaction fees and volume rose sharply on the Bitcoin network throughout most of the second quarter of 2023, and from April 1, 2023, to June 30, 2023, transaction fees averaged 8.2% of block subsidy, meaning that we received more Bitcoin during the second quarter of 2023 than what we previously received in prior periods for processing and validating transactions. Transaction fees are volatile and there are no assurances that transaction fees will continue at recent levels in the future.”

Consolidated Statements of Cash Flows, page 87

2.
You have reported mining revenues and net proceeds from sales of digital currencies within cash flows from operating activities on your Statements of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities. Specifically include for any revenue stream, if you use your own crypto at any point during the lifecycle of the transaction. Refer to specific accounting guidance in your response.

RESPONSE:  Cash receipts and payments should be classified as operating, investing or financing transactions according to their nature and purpose as prescribed by ASC 230, Statement of Cash Flows. The Company reported mining revenues and net proceeds from sales of digital currencies within cash flows from operating activities because the Company generates and sells the digital currencies for operational purposes in the normal course of business. The Company owns two coal refuse power generation facilities (power plants), and the electricity from these plants is either sold to the PJM grid or used to power the Bitcoin miners housed at the Company’s data centers. When the Company makes and sells power, it typically receives the proceeds associated with this revenue stream on a 10-14 day lag, and at the end of each month, it receives a reconciliation payment from PJM related to ancillary revenue streams from generating and selling electricity. By contrast, when the Company uses the electricity generated at the Company’s power plants to mine Bitcoin, it typically receives the Bitcoin from mining within 24 hours from the pool(s) in which the Company participates and then liquidates its Bitcoin into U.S. dollars within a limited amount of time, usually a few days from the time we receive or earn the coins. For the foreseeable future, the Company plans to convert the Bitcoin received from its mining operations to U.S. Dollars in this manner. The Company receives the proceeds from its Bitcoin mining operations sooner than it receives the revenue from selling electricity to the PJM grid, which is an operating activity using all industry precedent. As indicated in response #3 below, we convert our Bitcoin nearly immediately into cash. Currently, we have no stated business strategy to hold our Bitcoin for an extended period of time.

Additionally, per ASC 230-10-45-20, cash receipts and cash payments resulting from purchases and sales of other securities and other assets are to be classified as operating cash flows if those assets are acquired specifically for resale and are carried at fair value in a trading account. Although our digital currencies are recorded at carrying value (cost less impairments), we believe it is appropriate to analogize to ASC 230-10-45-20 in support of our classification within cash flow from operating activities.

Notes to Consolidated Financial Statements
Note 2 – Nature of Operations and Significant Accounting Policies
Digital Currencies, page 90

3.
Please tell us how your classification of digital currencies as current assets is consistent with the definition of current assets in ASC 201-10-20. Further, clarify for us how you determined digital assets should be classified as current assets when indefinite-lived intangible assets are generally considered "other assets" under Rule 5-02.17 of Regulation S-X. Tell us the average length of time the digital currencies have been held before sale and how frequently they turn over, explaining how you calculated this turnover.

RESPONSE:  Per ASC 210-10-20, current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Although indefinite-lived intangible assets are generally considered "other assets" within noncurrent assets, we believe the current asset classification is appropriate as we consistently sell the Bitcoin awards we earn on a weekly basis, if not more often, and these awards are liquidated to support our ongoing operations in the normal course of business. Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company’s cash and cash equivalents. Our holding period for Bitcoin received through the mining process was approximately 6 days for the year-to-date period through October 2, 2023. This turnover was calculated using the actual weighted average amount of time that coins remained in our custody (i.e., between mining and liquidating) for all Bitcoin mined during the period. This turnover calculation was further verified by an inventory turnover analysis, whereby the daily average number of coins in custody (adjusted to exclude coins minded in previous periods) was divided by the total number of Bitcoin mined during the period and then multiplied by the number of days during the period. Lastly, there are no limitations or restrictions on the Company's ability to sell digital assets for cash during the normal operations of our business; as such, digital assets are classified as current assets in the Company's balance sheet.

4.
You disclose that the fair value of your digital currencies is measured using the quoted price of the digital currency. Please tell us where you obtain the quoted price, whether the quoted price represents your principal market under ASC 820, and how you determined the principal market.

RESPONSE:  The Bitcoin mined and held by the Company are traded on several active markets. ASC 820, Fair Value Measurement, defines the principal market as the market with the greatest volume and level of activity for the asset or liability. Per ASC 820-10-35-5A, “a reporting entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market.”

We obtain the quoted price of each cryptocurrency award from Coinbase, which is generally accepted as the largest, U.S.-based cryptocurrency exchange (including Bitcoin). The Coinbase exchange is the most liquid, U.S.-based market in which the Company normally monetizes its Bitcoin awards, and therefore, it represents our principal market consistent with ASC 820-10-35-5A.

5.
In testing for impairment of your digital currencies, you disclose that in most cases, your qualitative assessment indicates impairment when the quoted price of the cryptocurrency subsequently falls below its carrying amount. Please tell us the following information and reference for us the authoritative literature you rely upon to support your accounting:

•	Explain to us when the digital currency would not be impaired if the quoted price fell below the carrying amount, and the period of time included in your assessment of impairment.

RESPONSE:  Our digital currencies are always impaired if the quoted price falls below the carrying amount. We complete our testing for impairment of digital currencies on a quarterly basis, using the lowest quoted prices each day as applicable for the cryptocurrency awards earned throughout the period in accordance with ASC 350-30-35-19.

•	Tell us whether or not you evaluate multiple units (or fractional units) of digital currencies.

RESPONSE:  We considered the indicators outlined in ASC 350-30-35-24 to conclude that each digital currency asset, including fractional units, should be evaluated separately for impairment testing purposes. We evaluate each digital currency asset as a single unit of accounting because, per ASC 350-30-35-24A, each digital currency asset generates cash flows independent of any other.

•	Tell us in detail how often you assess impairment and the timing of the quoted price used in your assessment.

RESPONSE:  We complete our testing for impairment of digital currencies on a quarterly basis, using the lowest quoted prices each day as applicable for the cryptocurrency awards earned throughout the period in accordance with ASC 350-30-35-19.

•	Explain how you consider a qualitative assessment given the existence of a quoted price on apparently active markets.

RESPONSE:  In accordance with ASC 350-30-35-18A, "an entity may first perform a qualitative assessment, as described in this paragraph and paragraphs 350-30-35-18B through 35-18F, to determine whether it is necessary to perform the quantitative impairment test as described in paragraph 350-30-35-19." Furthermore, "if an entity elects to perform a qualitative assessment, it first shall assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired." Our disclosure simply states that our accounting policies are consistent with that guidance. However, per ASC 350-30-35-18A, given the existence of a quoted price for Bitcoin on active markets, we exercise our "unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test." We will clarify our decision to bypass the qualitative assessment in our disclosure in future filings with the Commission.

Fair Value Measurements, page 92

6.
You report various balance sheet items that are accounted for at fair value on either a recurring or non-recurring basis. Tell us your consideration of including a separate note to include the disclosure requirements of ASC 820.

RESPONSE:  We believe that we have addressed the disclosure requirements of ASC 820 throughout our filings with the Commission; however, we also understand the importance and preference to clearly detail the disclosure requirements of ASC 820 in a separate note for material items. Therefore, in response to the Staff’s comment, we will enhance our future annual and periodic filings to disclose the fair value requirements of ASC 820 in a separate note to the consolidated financial statements.

We intend to include the following disclosure in future filings:

“In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including Bitcoin, operating lease right of use assets, and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

The fair values of cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings, prepaid expenses and other current assets, accounts payable, billings in excess of costs and estimated earnings, and accrued expenses approximated their carrying values because of the short-term nature of these instruments.

Adverse changes in business climate, including decreases in the price of Bitcoin and resulting decrease in the market price of miners, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the Company’s miners to be less than their net carrying value and an impairment charge was recognized, decreasing the net carrying value of the Company’s miners to their estimated fair value.

The valuation of Bitcoin held is classified in Level 1 of the fair value hierarchy as it is based on quoted prices in active markets for identical assets. The difference between the market price of Bitcoin on the balance sheet date and the carrying value was not material.”

Revenue Recognition
Bitcoin Mining, page 95

7.
Please remove your disclosure here and throughout the filing in future annual and periodic reports that, "there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held." We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

RESPONSE:  In response to the Staff’s comment, we will revise future filings to remove our disclosure that "there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting of cryptocurrencies recognized as revenue or held."

8.
Please provide us your analysis supporting your measurement of the non-cash consideration (cryptocurrency) you receive for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

•
You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception or time you have earned the award from the mining pools. Explain to us how your accounting policy complies with ASC 606-10-32-21 and 606-10-32-23.

RESPONSE:  The transaction consideration the Company receives from the mining pools in which it participates is noncash consideration in the form of Bitcoin. In accordance with ASC 606-10-32-21, “to determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).” Our accounting policy requires the noncash consideration to be estimated and recognized as revenue at fair value on a daily basis using the spot price of Bitcoin available on the Coinbase cryptocurrency exchange.

Consistent with ASC 606-10-32-23, the fair value of the noncash consideration inherently varies because of the form of the consideration and based on the computing power the Company contributed to the mining pool operator solving the current algorithm on the Bitcoin blockchain. Per ASC 606-10-32-12, because the Company’s share of a Bitcoin award is based on the Company’s proportionate share of the total computing power provided to the mining pool in a given successful transaction (i.e., external factors that cannot be adequately predicted), it is not probable that a significant reversal of cumulative revenue will not occur. As such, revenue is not recognized until the mining pool operator is the first to solve an algorithm and confirmation of the Company’s share of the awarded Bitcoin is received.

•
Tell us approximately how much time passes between the inception of the contract, the time you have earned the award from the mining pools, and the date on which you receive the award. Describe for us your process for determining that the fair value of the award is not materially different during these periods.

RESPONSE:  The Company customarily receives Bitcoin awards on a one-day lag and awards are recognized in U.S. dollars on the day of receipt. The typical amount of time between the contract inception and the time of receipt is approximately 24 hours. For 2022, we analyzed the close prices of the award date and transfer date (the following day), and the difference in fair values between the two times would have impacted revenue by an immaterial amount.

•
You disclose that fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. Tell us the market(s) you use to determine the quoted price used to value the noncash consideration and how you identify these market(s). Refer to ASC Topic 820, including ASC 820-10- 35-5A.

RESPONSE:  We obtain the quoted price of each cryptocurrency award from Coinbase, which is generally accepted as the largest, U.S.-based cryptocurrency exchange (including Bitcoin). The Coinbase exchange is the most liquid, U.S.-based market in which the Company normally monetizes its Bitcoin awards, and therefore, it represents our principal market consistent with ASC 820-10-35-5A.

9.
Please provide us your analysis supporting your bitcoin mining revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

•	Step 1 of ASC 606
o	Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract.

RESPONSE:  Attached as Exhibit A is a representative sample contract with our mining pool operator, Foundry, which covers all Foundry USA Pool Terms of Service including the pool’s payout methodology, contract term and termination provisions, as well as other terms and conditions.

o
Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.

RESPONSE:  We entered into a mining pool contract with Foundry, pursuant to which we provide computing power to the mining pool. Consistent with the provision “11. Contract Term and Termination” in the attached Exhibit A, the contract is terminable at any time by either party with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide computing power to the mining pool operator. Our performance obligation extends over the contract term given our continuous provision of computing power. This period of time corresponds with the period of service for which the mining pool operator determines compensation due to us. Given the cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily. The options to renew are not material rights because they are offered at the standalone selling price of computing power. KPMG’s Revenue Recognition Handbook provides the following guidance on Step 1: Identify the contract(s) with a customer, Period-to-period contracts (with or without stated terms) may be referred to as evergreen contracts. In a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the inception of each contract is determined to be daily.

•	Step 2 of ASC 606
o	Substantiate how the provision of computing power to the mining pool is your sole performance obligation.

RESPONSE:  The provision of computing power in accordance with the mining pool operator’s terms of service is the only performance obligation in the Company’s contract with the mining pool operator. Pursuant to Foundry’s terms of service, the Company is entitled to its proportional share of non-cash consideration in the form of Bitcoin, net of mining pool fees, for providing its computing power to the mining pool. Per the provision “5. Services” in the attached Exhibit A, “User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.”

•	Step 3 of ASC 606
o	Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13

RESPONSE:  Our contract with Foundry enables the Company to provide computing power to the pool operator and receive Bitcoin in return. When operating within a mining pool, the digital currency receivable by the mining pool is known if it is the first to solve the algorithm (i.e., one Bitcoin per block), but the Company’s share of this digital currency is not known until the algorithm is solved because the Company’s share is based on the Company’s proportionate share of the total computing power provided to the mining pool in a given successful transaction. In other words, the Company’s share of a given Bitcoin award is dependent on other external factors that cannot be adequately predicted. As such, consistent with ASC 606-10-32-12, the recognition of this variable consideration is constrained, and the Company recognizes the most likely amount – which, due to the uncertainty of solving the equation, is zero. Rather than recognizing estimated revenue for the variable consideration associated with providing computing power on the same day when the performance obligation is fulfilled, revenue is not recognized until the mining pool operator is the first to solve an algorithm and confirmation of the Company’s share of the awarded Bitcoin is received. The Foundry Pool’s Payout Methodology is described in provision “3. Pool’s Payout Methodology” of Exhibit A, and the calculation of daily earnings for each user is described in contract provision “9. Payouts to Users” of Exhibit A.

o
Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than the fair value at contract inception.

RESPONSE:  The payment terms for Bitcoin earned from the mining pool operator is the Company’s proportionate share of the total computing power provided to the mining pool in a given successful transaction. Payouts for Bitcoin earned are awarded the following day, at which point revenue is recognized using the Bitcoin spot price on the day of receipt (i.e., when the Bitcoin award is deposited into our digital wallet). Contract inception begins when the Company begins providing computing power to the pool, which can be determined at the Company’s sole discretion. The closing Bitcoin price on the day of receipt is used for revenue recognition because the fair value of the noncash consideration received is not materially different from the fair value at contract inception or the time the Company has earned the cryptocurrency award from the pools. The Company has evaluated the financial impact of the potential difference in valuation of measuring at the inception of the contract versus at confirmation receipt and determined that any difference is immaterial to its financial position and results of operations. There is no significant financing component in these transactions. The Foundry Pool’s Payout Methodology is described in provision “3. Pool’s Payout Methodology” of Exhibit A, and the calculation of daily earnings for each user is described in contract provision “9. Payouts to Users” of Exhibit A.

o
Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.

RESPONSE:  The Company assessed factors listed in ASC 606-10-25-19, which outlines two criteria to determine whether an individual good or service promised in a contract should be accounted for as a separate performance obligation (i.e., it is “distinct”). Further, in consideration of the fees, we note that ASC 606-10-25-21 provides specific factors to consider if goods and services are separately identifiable. The Bitcoin award and transaction fee are interdependent and interrelated and are not distinct goods or services. Without the provision of us providing computing power for the award, no fee would be charged by the mining pool operator. As a result, the fee represents a reduction to the transaction price for the single performance obligation and is recorded as contra-revenue.  The Pool Fees are described in provision “10. Pool Fees” of Exhibit A.

o
Provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

RESPONSE:  We believe our arrangement with the mining pool operator is customary within the cryptocurrency industry. Our contract with Foundry enables the Company to provide computing power to the pool operator and expects to receive Bitcoin in return, although it could be zero. The transaction price is comprised of variable consideration, and the Company’s share of mined Bitcoin is based on the Company’s proportionate share of the total computing power provided to the mining pool in a given successful transaction. The Company’s share of the awards is not known until awarded and is dependent upon the total computing power provided by all users within the pool. Consistent with ASC 606-10-32-12, the recognition of this variable consideration is constrained, and the Company recognizes the most likely amount – which, due to the uncertainty of solving the equation, is zero. Rather than recognizing estimated revenue for the variable consideration associated with providing computing power on the same day when the performance obligation is fulfilled, revenue is not recognized until the mining pool operator is the first to solve an algorithm and confirmation of the Company’s share of the awarded Bitcoin is received. The Foundry Pool’s Payout Methodology is described in provision “3. Pool’s Payout Methodology” of Exhibit A, and the calculation of daily earning for each user is described in contract provision “9. Payouts to Users” of Exhibit A.

Note 5 – Property, Plant and Equipment, page 101

10.
Please confirm to us that in future annual and periodic reports you will disclose the facts and circumstances leading to the impairment of your miner assets disclosed here, as well as the impairment of the MinerVa equipment deposit disclosed in Note 4, and the methods used in determining fair value. Refer to ASC 360-10-50-2.a through d.

RESPONSE:  In response to the Staff’s comment, we will enhance our future annual and periodic filings to disclose the facts and circumstances leading to the impairment of our miner assets, as well as the impairment of the MinerVa equipment deposit, and the methods used in determining fair value.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Canaan Purchase Agreement and Amendment to Canaan Bitcoin Mining Agreement, page 30

11.
Please describe for us your accounting treatment for the Canaan Bitcoin Mining Agreement. In your response, tell us the significant terms of the agreement, your revenue recognition policies and where the revenues are recognized in your financial statements.

RESPONSE:  The Canaan Bitcoin Mining Agreement has a two-year term effective through April 30, 2025, and will auto-renew for additional one-year periods unless notice of termination is provided. Cantaloupe Digital LLC (“Canaan”) has delivered Bitcoin miners to the Company’s data center, and the Company will continue to maintain and operate the machines while supplying the data center infrastructure.

Revenue comprises 50% of the Bitcoin mined, which is estimated at fair value using the daily Bitcoin spot price, and a variable fee based on the costs associated with providing the hosting services. Together, these components represent the fee we are paid by the customer for hosting services, and such revenues are recorded within Cryptocurrency Hosting operating revenues in our consolidated results of operations.

Form 8-K, Furnished August 10, 2023

Use and Reconciliation of Non-GAAP Financial Measures, page 8

12.
You adjust for the impairment of digital currencies and the realized gain on sale of digital currencies in your reconciliation of Adjusted EBITDA. We note your disclosures on page 61 of your Form 10-K for the period ended December 31, 2023 of your significant bitcoin price volatility, and on page 32 of your Form 10-Q for the period ended June 30, 2023, that you liquidate mined Bitcoin often, and generally at multiple points every week. Specifically, as a digital asset miner, you will continue to acquire, hold, and sell these digital assets as part of your mining operations and these adjustments seem to be recurring as the volatility of your crypto assets appear to be triggering frequent impairment charges for these ASC 350 intangible assets. Please explain the following to us:

•
Tell us your consideration that the impairment and sale of digital currencies are normal operating transactions that recur due to crypto price volatility, and excluding these items from your non-GAAP financial measures may be misleading under Regulation G, Rule 100 (b) and questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:  We believe that impairments of any asset, including impairments on digital currencies, miner assets and equipment deposits, are unusual and infrequent in nature. We are currently in a period of unprecedented, depressed Bitcoin mining economics, so although impairments appear to be normal and recurring now, that is not our expectation going forward. Furthermore, we believe the risk of impairment of digital currencies from receipt to sale is minimal because we consistently sell the Bitcoin awards we earn on a weekly basis, if not more often, as cryptocurrency awards are liquidated to support our ongoing operations. To be consistent and fair in our presentation of Non-GAAP Adjusted EBITDA, we believe we have appropriately included adjustments for impairments of digital currencies (positive) and realized gains on sale of digital currencies (negative).

The guidance outlined in ASC 350, Intangibles – Goodwill and Other, provides a framework to assess whether or not an impairment should be recognized, but nowhere in any authoritative guidance does it relate the volatility of a company's product(s) to whether or not a non-cash impairment should be considered a normal operating item.

•	Clarify for us if you exclude any non-cash items, and if so, explain to us the nature and amounts for all material non-cash items excluded. Refer to C&DI 100.04.

RESPONSE:  We have excluded the following non-cash items from our reconciliation of Adjusted EBITDA:

Gain/loss on debt extinguishment – On December 30, 2022, the Company entered into an exchange agreement with the holders of the Company’s Amended and Restated 10% Notes (“Amended May 2022 Notes”), providing for the exchange of the Amended May 2022 Notes (the “Exchange Agreement”) for shares of the Company’s newly-created Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”). On February 20, 2023, the transactions contemplated under the Exchange Agreement were consummated, and the Amended May 2022 Notes were deemed paid in full. Approximately $16.9 million of principal amount of debt was extinguished in exchange for the issuance of shares of Series C Preferred Stock. As a result of this transaction, the Company incurred a non-cash loss on debt extinguishment of approximately $29.0 million during the first quarter of 2023.

Impairments on equipment deposits – On April 2, 2021, the Company entered into a purchase agreement with MinerVa for the acquisition of 15,000 cryptocurrency miners. In December 2021, the Company extended the deadline for delivery of the MinerVa miners to April 2022. In March 2022, MinerVa was again unable to meet its delivery date and had only delivered approximately 3,200 of the 15,000 miners. As a result, the Company determined that an impairment indicator was present under ASC 360-10-35-21 and ultimately recorded a non-cash impairment on equipment deposits of approximately $12.2 million in the first quarter of 2022.

Impairments on miner assets – The Company recorded a non-cash impairment on miner assets of approximately $5.0 million attributable to the decline in the price of Bitcoin that was recorded in the second quarter of 2022.

Impairments on digital currencies – The Company recorded non-cash impairments on digital currencies as a result of completing our impairment testing on a quarterly basis, using the lowest quoted prices each day as applicable for the cryptocurrency awards earned throughout the period in accordance with ASC 350-30-35-19.

Stock-based compensation – The Company recorded non-cash stock-based compensation expense associated with equity-classified awards including stock options, restricted stock units and performance share units.

Gain/loss on disposal of fixed assets – The Company recorded non-cash losses on the disposal of property equipment, including cryptocurrency machines.

Realized gain/loss on sale of miner assets – During the second quarter of 2022, the Company entered into multiple Miner Sales Agreements with multiple buyers. In an effort to optimize its Bitcoin miner fleet, the Company sold 3,425 miners with a historical carrying value of approximately $21.9 million, resulting in recognition of a non-cash loss on the sale of miner assets of approximately $8.0 million.

Changes in fair value of forward sale derivative – In a prior year, the Company entered into a variable prepaid forward sale contract that mitigated Bitcoin market pricing volatility risks between a low and high collar of Bitcoin market prices during the contract term. This contract settled in September 2022. The contract met the definition of a derivative transaction pursuant to guidance under ASC 815, Derivatives and Hedging, and was considered a compound derivative instrument which was required to be presented at fair value subject to remeasurement each reporting period. The non-cash changes in fair value were recorded as “changes in fair value of forward sale derivative.”

Gain on extinguishment of PPP loan – The Company recorded a non-cash gain on extinguishment of its Paycheck Protection Program (“PPP”) loan after being granted relief as forgiveness.

Changes in fair value of convertible note – The Company recorded a fair value remeasurement within other income/expense associated with its Convertible Note during the second quarter of 2022, in accordance with ASC 480-10-25-8.

Changes in fair value of warrant liabilities – The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is determined using a Black-Scholes model and recognized as non-cash “changes in fair value of warrant liabilities.”

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer